Exhibit 99.1

 A US Critical Materials Company  Corporate Presentation - September 2018  ASX: PLL NASDAQ: PLLL  ABN 50 002 664 495

 Highlights  Strong Lithium Markets  Ideal Location   Electric vehicle adoption accelerating Contract lithium prices at record levels   Abundant infrastructure and deep talent pool Proximity to downstream processing   Faster growth and higher prices vs. carbonate  Integrating to Hydroxide   Low-cost conversion direct from spodumene  1st Quartile Costs   US$193/t 6% con and US$3,112/t LiOH Conventional processing and by-product recovery   Phased development to minimize dilution  Minimal Equity Requirements   Phase 2 funded from cash flow and debt markets   Only US spodumene project  Unique Strategic Value   Insulated from emerging market concerns  2

 Lithium Fundamentals Very Strong  Dramatic EV Growth in 2018  +100% in China+50% in USA  +40% in Europe  EV Demand Catalysts all Improving  Range, charging infrastructure and cost……the 4th is “choice” and new EVs are coming  Concerns on Supply Side  Argentina - hyperinflation and export taxes  Chile - onerous royalties and ‘war for water’Australia - union activity and cost inflation  EV Sales Accelerating  Contract Pricing at Record Highs  3

 Ideally Located in North Carolina  # 1  State for Business  Forbes 2017  0%  State Mining Royalties  23%  Corporate Tax Rate  100%  Historic Lithium Production  4

 Focus on Battery-Grade Hydroxide  Fast Growth…  Hydroxide preferred for high-nickelchemistry batteries  Battery-grade hydroxide to grow from20,000tpy to 400,000tpy by 2027  …Premium Prices…  “We assume the current ~$2,000premium for hydroxide remainsconstant” - Goldman Sachs & Co.  Hydroxide Demand Carbonate Demand  400,000  300,000  200,000  100,000  -  2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027  Hydroxide Price Carbonate Price  18,000  16,000  14,000  12,000  10,000  2017 2018 2019 2020 2021 2022 2023 2024 2025  6,165  5,300  …and Low Production Costs  “Spodumene is 15% more cost-effectiveto produce lithium hydroxide than saltbrine” - McKinsey & Co.  2,000  2,100  3,500  3,000  665  Brine Spodumene  3,111  1,975  1,136  Piedmont  Processing to Lithium Hydroxide (Upper Range)  US$/tonne Costs  Processing to Lithium HydroxideProcessing to Lithium Carbonate  Concentrate Mining / Brine Harvesting  5

 Low-Cost Spodumene Supply  + Low unit operating costs  + Royalties <1%  + Short transportation distances+ Substantial by-product credits  $900  2023 Spodumene Concentrate Cost Curve  $800$700$600$500$400$300$200$100  $0  0  1,000  2,000  3,000  4,000  5,000  6,000  7,000  8,000  9,000  Cumulatative Concentrate Production (Kt/yr)  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing arefined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site  operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include 6  costs associated with corporate-level administrative expenses.

 Low-Cost LiOH Producer  + Low-cost spodumene supply  + Substantial cost advantage vs. WA  -  Labor  -  Electricity  -  Natural Gas  + Deep talent pool in local region  $10,000  $9,000  2023 Lithium Hydroxide Cost Curve  $8,000$7,000$6,000$5,000$4,000$3,000$2,000$1,000  $0  0  20  40  60  80  100  120  140  160  180  Cumulative Production (Kt LiOH.H2O)  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing arefined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site  operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include 7  costs associated with corporate-level administrative expenses.

 Outstanding Scoping Study Results  Note: Mineral Resources of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources  of 7.7Mt @ 1.09% Li2O.  8

Positive Impact of By-Products

Strong local markets for quartz, feldspar and mica

Imports represent large market share due to US mine depletions

By-products were a large business for past lithium producers in NC

Initial offtake conversations underway with large customers


QUARTZ


FELDSPAR


MICA

Price Forecasts for By-Products (US$/tonne)

By-product	Annual Volume (tpy)	Assumed Average Sales Price (US$/t)	CSA Global Indicative Price Range (US$/t)	Markets
Quartz	99,000	$100	$70-$100	Low-iron glass including solar panel cover glass and others, industrial ceramics.
Feldspar	125,000	$75	$75-$85 (chips); $130 (powder)	Glass, frit, and industrial ceramics.
Mica	15,500	$50	$270-$350	Specialty paints including automotive, filler uses, joint-compound.

PIEDMONT LITHIUM

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Upside Opportunity – Potential Project Life Extension

Drilling out the Exploration Target

In addition to the maiden Mineral Resource estimate a new Exploration Target of 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li_2O has been estimated by CSA Global within the Core Property. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.


G Corridor
S Corridor
F Corridor
B Corridor
500 m

Consolidating Land on the TSB

Current package of 1,200 acres

Drill targets on Core, Sunnyside and Central

Ongoing conversations with other landowners


USA
Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Major highway
4 km

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 Staged Development to Minimize Dilution  Spodumene Mine &Concentrate Financing  (2019/20)  US$130 million  Sources:  • Offtake / Pre-Payments  • Project Finance  • Streaming  • By-Product Monetization  • Equity  Lithium Hydroxide ChemicalPlant Financing  (2022/23)  US$100 - US$150 million  Sources:  • Strategic JV Partner  • Offtake / Prepayment  • US Corporate Debt  Spodumene concentrate cash flows allow Piedmont to:  1) Build a cash balance of US$100+ million before beginning construction of the LiOH Plant  2) Build operating cash flow which can support access to the low- cost US corporate debt market  Projected Operating Cash Flow (US$ million)  217  199 195 196  50  -  2020 2021  168  136  122  93  98  40  114  75 81 7758  2022 2023 2024 2025 2026  131  64  2027  114  82  2028  189  124  65  2029  185  124  61  2030  Incremental Integrated LiOH Cashflow  Spodumene Concentrate Cashflow  11

Rapid Development Timeline


2018
2019
2020
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Resource
Scoping Study
By-Products
Pilot Plant Met
Concentrate Offtake Negotiation
Prefeasibility Study
Chemical Plant Partner Negotiations
Feasibility Study
Permit Submissions
Construction Decision
Mine / Concentrator Construction & Commissioning
Chemical Plant Engineering
Technical Consultants
PRIMERO
CSA
NC STATE UNIVERSITY
Industry Expansion Solutions
HDR
HAZEN

PIEDMONT LITHIUM
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 Valuation Considerations  Lithium developers down 45% ytd  ‘Supply’ and ‘China spot’ themes over-wrought  PLL trading at sharp discount to peers  Valuation not reflective of A$1.25bb DCFand A$330mm steady-state EBITDA  potential  Lithium Equities Dislocated from Physical  Lower Commodity Price/ Higher Commodity Price/  Lithium Peer Market Cap (A$ millions) 624  505  427 434  338  87  PLL TAW AJM GSC KDR NMX  Lithium Peer Multiple of NAV 0.99  0.90  Higher Equities  YTD Commodity Price  -30% -20% -10%  25%  Oil  0%  0% 10%  Higher Equities  0.74  0.65  20% 30%  0.77  Copper  Lower Commodity Price/Lower Equities  Gold  -25%  Lithium  Cobalt -50%  -75%  0.20  Higher Commodity Price/Lower Equities PLL  GXY TAW KDR PLS AJM  13

 Corporate Snapshot  Piedmont Lithium Limited  Senior Management Updated  0.25 Appointments Scoping Study  Name  Shares outstandingADRs effective  Share price2 (ASX:PLL)ADR price1,2 (Nasdaq:PLLL)  Market capitalization2Average Daily Trading Value  Cash (@ June 30, 2018)  559.0 mm  0.20  5.59 mm  0.15  A$0.15  US$11.00 0.10  A$83.9 mm 0.05  5  A$100,000 -  A$9.8 mm -  CEO  Appointed  Change to  Piedmont  A$16 millionPlacement  NASDAQ  Listing  Maiden Resource  ASX Share Price (A$)  Daily Volume (million)  Jul 17  Sep 17  Nov 17  Jan 18  Mar 18  May 18  Jul 18  Sep 18  Key Shareholders  Board of Directors  Directors  14.1%  Ian Middlemas  Australia  Chairman  AustralianSuper Pty Ltd  7.8%  Keith D. Phillips  USA  CEO  Anastasios Arima  USA  Executive Director  Research Coverage  Jeff Armstrong  USA  Director  Jorge Beristain  USA  Director  Levi Mochkin  Australia  Director  1 100 Ordinary Shares per ADR  2 As at September 14, 2018  14

Disclaimers

Cautionary Statements and Important Information

This presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited ("Piedmont") as a summary only, and does not contain all information about Piedmont's assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont's securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont's mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission ("SEC"). Accordingly, information contained herein that describes Piedmont's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont's Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC's website at http://www.sec.gov/.

Competent Persons Statements

The information in this presentation that relates to Exploration Results is extracted from the Company's ASX announcements dated August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company's ASX announcement dated June 14, 2018 which is available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company's ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company's ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company's ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company's website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons' findings are presented in this report have not been materially modified from the original ASX announcements.

Exploration Target

The Exploration Target is based on the actual results of Piedmont's previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li_2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4 % Li_2O cut off, an average grade of 1.10 % Li_2O is estimated. For the 70% of assays that are above a 0.6% Li_2O cut off, an average grade of 1.20 % Li_2O is estimated. Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.75 million cubic meters to 2 million cubic meters for spodumene bearing pegmatite with economically interesting grades. A density value of 2.71 g/cm^3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li_2O is approximated for the Piedmont Lithium Project deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

PIEDMONT LITHIUM
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Piedmont Lithium Limited  A US Critical Materials Company  Corporate Presentation - September 2018  Keith D. Phillips  +1 973 809 0505  kphillips@piedmontlithium.com  Head Office  28 West 44th Street |Suite 810 | New York | NY 10036 | USA Exploration Office  5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA Registered Office  28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia www.piedmontlithium.com